03011908

AB 3/3/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2003

SEC FILE NUMBER
8- 051760

8-51760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2019 N. Gateway Blvd.
(No. and Street)

Fresno (City) California (State) 93727 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Townsend (559) 456-6100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Townsend, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Fresno
Subscribed and sworn (or affirmed) to before me this 23 day of December 2002

Notary Public

Signature

FIN. AND OPERATIONS PRINCIPAL
Title

DAVID A. HASKIN
Comm. # 1240785
NOTARY PUBLIC - CALIFORNIA
Fresno County
My Comm. Expires Nov. 5, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
SCF Securities, Inc.

I have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 24, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

SCF Securities, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 304,364
Concessions receivable	470,904
Marketable securities, available for sale	65,000
Securities, not readily marketable	15,075
Total assets	$ 855,343

Liabilities & Stockholder's Equity

Liabilities

Commissions payable	$ 414,958
Income taxes payable	5,463
Deferred income taxes payable	7,187
Total liabilities	427,608

Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560
Additional paid-in capital	52,600
Retained earnings	399,100
Unrealized gains(losses) on marketable securities, available for sale	(24,525)
Total stockholder's equity	427,735
Total liabilities & stockholder's equity	$ 855,343

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Income
For the Year Ended December 31, 2002

Revenue	
Concession income	$ 2,231,854
Interest income	2,969
Other income	4,905
Total revenue	2,239,728
Expenses	
Commissions expenses	1,788,418
Taxes, licenses, & fees, other than income taxes	198,906
Less: Reimbursements	(202,543)
Other operating expenses	343,720
Total expenses	2,128,501
Net income (loss) before income taxes	111,227
Income tax provision	
Income tax provision, including deferred income taxes of $7,187	12,650
Total income tax provision	12,650
Net income (loss)	$ 98,577

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unrealized Gains (Losses) on Marketable Securities Available For Sale	Total	Comprehensive Income
Balance, January 1, 2002	$ 560	$ 52,600	$ 300,523	$ -	$ 353,683	
Gain (loss) on marketable securities, available for sale	-	-	-	(24,525)	(24,525)	$ (24,525)
Net income (loss)	-	-	98,577	-	98,577	98,577
Balance, December 31, 2002	$ 560	$ 52,600	$ 399,100	$ (24,525)	$ 427,735	$ 74,052

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Statement of Changes in Cash Flows
For the year ended December 31, 2002

Cash flows from operating activities:		
Net income (loss)		$ 98,577
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Concessions receivable	$ (111,341)	
(Decrease) increase in:		
Accounts payable	(25,000)	
Commissions payable	48,027	
Income taxes payable	5,463	
Deferred income taxes payable	7,187	
Total adjustments		(75,664)
Net cash provided by operating activities		22,913
Cash flows from investing activities:		
Conversion of securities, not readily marketable to marketable securities, available for sale	24,525	
Purchase of marketable securities	(19,500)	
Net cash provided by investing activities		5,025
Cash flows from financing activities:		
Unrealized gains (losses) on marketable securities, available for sale	(24,525)	
Net cash used in financing activities		(24,525)
Net increase in cash		3,413
Cash at beginning of year		300,951
Cash at end of year		$ 304,364
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ –	

The accompanying notes are an integral part of these financial statements.

SCF Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc.. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934, as amended. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company is a wholly–owned subsidiary of SCF Holdings, Inc.

The Company primarily sells mutual funds, fixed and variable annuities and life insurance. The Company has over 160 brokers, with no one broker contributing an undue concentration of risk.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concessions are received as compensation for services and are recorded when orders are placed or reinvestments are recorded. Concessions are recorded on the trade date basis. Corresponding expenses are also recorded in the period they are incurred.

The Company is reimbursed by its brokers for license fees and insurance expenses incurred by the Company on their behalf. For the year ended December 31, 2002 the Company was reimbursed $63,465 for licenses and $139,078 for insurance, included in expenses.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: MARKETABLE SECURITIES, AVAILABLE FOR SALE

Marketable securities, available for sale consist of corporate stocks valued at market value. Resulting unrealized gains and losses from the fluctuation in market value for the securities are included in equity. For the year ended December 31, 2002, the company included $24,525 in unrealized losses in its statement of changes in stockholder's equity for the mark-to-market of these securities.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,500 warrants in the NASDAQ Stock Market, Inc. These securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The Company is carrying these warrants at cost. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13, and expires on June 27, 2003. The Company exercised the warrants in the first tranche for 1,500 shares, included in marketable securities, available for sale. The Company still has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 2	1,500 shares	June 30, 2003	June 25, 2004	$ 14.00
Tranche 3	1,500 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	1,500 shares	June 28, 2005	June 27, 2006	$ 16.00

If the warrants are exercised, the option price is added to the basis in the account, marketable securities, available for sale. For the year ended December 31, 2002, $5,025 was reclassified from securities, not readily marketable to marketable securities, available for sale.

Note 4: INCOME TAXES

As discussed in note 1, the Company is a wholly–owned subsidiary of SCF Holdings, Inc., and is included in the consolidated income tax returns filed by its parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns.

SCF Securities, Inc.
Notes to Financial Statements
December 31, 2002

Note 4: INCOME TAXES (Continued)

The income tax provision consists of the following:

Current federal taxes	$	3,437
Current state taxes		2,026
Current tax provision		5,463
Federal deferred taxes		4,409
State deferred taxes		2,778
Deferred tax provision		7,187
Total income tax provision	$	12,650

Deferred income taxes arise due to the unrealized losses on marketable securities, available for sale (note 2) and different accounting methods used for income tax and financial reporting.

Note 5: RELATED PARTY TRANSACTIONS

The Company follows a policy of reimbursing an affiliate for certain expenses paid by the affiliate on behalf of the Company, and for office space, equipment and personnel. For the year ended December 31, 2002, the Company reimbursed the affiliate $330,000 for its share of expenses. These payments are included in other operating expenses.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company maintains cash balances at financial institutions. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At June 30, 2002, the Company's uninsured cash balances totaled $204,364.

Note 7: NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $365,671 exceeded the minimum net capital requirement by $337,643; and the Company's ratio of aggregate indebtedness $(420,421) to net capital was 1.15:1, which is less than the 15 to 1 maximum ratio required of a Broker/Dealer.

SCF Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Common stock	$ 560	
Additional paid-in capital	52,600	
Retained earnings	399,100	
Unrealized gains(losses) on marketable securities, available for sale	(24,525)	
Total stockholder's equity		$ 427,735
Add: Deferred taxes payable		
Deferred taxes payable	7,187	
Total additions		7,187
Total capital and allowable additions		434,922
Less: Non-allowable assets		
Concessions receivable, greater than thirty days, in excess of related payables	(40,368)	
Securities, not readily marketable	(15,075)	
Total adjustments		(55,443)
Net capital before haircuts		379,479
Less: Haircuts and undue concentration		
Marketable securities, available for sale	(9,750)	
Undue concentration	(4,058)	
Total haircuts on securities and undue concentration		(13,808)
Net capital		365,671
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 28,028	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(28,028)
Excess net capital		$ 337,643
Ratio of aggregate indebtedness to net capital	1.15: 1	

There was no material difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5.

See independent auditor's report.

SCF Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

SCF Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to SCF Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See independent auditor's report.

SCF Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
SCF Securities, Inc.

In planning and performing my audit of the financial statements of SCF Securities, Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by SCF Securities, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 24, 2003